Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Q & As

•	Do Verizon shareowners need to approve the transaction?

Approval of the merger by Verizon shareowners is not needed because Verizon will be increasing its outstanding shares by less than 4.5%, or about 132.1 million Verizon shares, which is less than the 20% threshold set by the New York Stock Exchange for required shareholder votes. However, MCI is required to obtain shareholder approval for the merger, and it will as promptly as reasonably practicable to hold a meeting of its shareowners for the purpose of obtaining the approval with respect to the adoption of the Merger Agreement.

•	When will the deal close? What approvals are necessary?

We expect this deal to close in approximately a year. We will be required to obtain regulatory approval from the Department of Justice, the FCC and certain state regulatory agencies.

•	What do Verizon shareowners need to do?

No action is necessary for Verizon shareowners.

•	What do MCI shareowners receive?

MCI shareowners will receive 0.4062 shares of Verizon common stock for each common share of MCI. This is worth $4.795 billion and equivalent to $14.75 per MCI share, based on Verizon’s closing price on Friday, Feb. 11. MCI shareowners will also receive $1.50 per MCI share in cash, worth $488 million. This consideration is subject to adjustment at closing and may be decreased based on MCI’s bankruptcy and international tax claims-related experience. In addition, MCI will pay its shareowners quarterly and special dividends of $4.50 per share, worth $1.463 billion. This includes a 40-cent-per-share quarterly dividend approved by the MCI Board on Friday, Feb 11. In total, the transaction values MCI shares at $20.75 a share, or $6.746 billion.

•	Will Verizon shareowners also receive a special dividend?

No. The special dividend is being paid by MCI to its shareowners as part of the consideration paid.

•	Do Verizon shareowners have to exchange their shares?

No. All Verizon stock certificates remain valid and should not be sent in for exchange. If you are still holding GTE and/or NYNEX stock certificates, those must be exchanged for Verizon common stock under their respective merger agreements.

•	Where do I get more information on this deal?

Please visit Verizon’s website at www.verizon.com/investor for the most up to date company releases and SEC filings.

•	What is going to happen to the Verizon dividend? Why aren’t you raising the dividend?

Verizon Communications policy is to pay a dividend that is highly competitive with our peer telecommunications companies. The Verizon Communications Board of Directors makes a decision each quarter with regard to the dividend.

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.